[World Heart Corporation Letterhead]

February 2, 2007

Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 “F” Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Re:          World Heart Corporation
Registration Statement on Form S-3, File No. 333-139662
Filed December 26, 2006

Dear Mr. Mancuso:

In connection with the above captioned Registration Statement on Form S-3, the undersigned respectfully requests that the effectiveness of the Registration Statements be accelerated to 4:00 p.m. EST on February 7, 2007, or as soon thereafter as is practicable.

In connection with the acceleration of the effectiveness, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

Sincerely,

/s/ A. Richard Juelis

A. Richard Juelis
Vice President, Finance and Chief Financial Officer

cc:            Jay Mumford